AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 12, 1999

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM N-8F


I.  GENERAL IDENTIFYING INFORMATION

1.   Reason fund is applying to deregister:

     [  ]    MERGER

     [X]     LIQUIDATION

     [  ]    ABANDONMENT OF REGISTRATION
        (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of this form.)

    [  ]     Election of status as a BUSINESS DEVELOPMENT COMPANY
        (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of this form.)

2.  Name of fund:  PUTNAM ADVISORY INTERNATIONAL TRUST

3.  Securities and Exchange Commission File No.: 811-2862

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

    [X]   Initial Application      [  ] Amendment

5.  Address of Principal Executive Office (include No. & Street,
City, State, Zip Code):

    One Post Office Square, Boston, MA 02109

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Carol Gould
     Assistant Vice President
     Putnam Investments, Inc.
     Two Liberty Square, Boston, MA 02109
     (617) 760-1107

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17
     CFR 270.31a-1, .31a-2]

     The Putnam Advisory Company, Inc.
     One Post Office Square
     Boston, MA 02109
     (617) 292-1000

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO
     MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1
     AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.  Classification of fund (check only one):

    [X] Management company;

    [ ] Unit investment trust; or

    [ ] Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

    [X] Open-end     [  ] Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

    Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

    Not applicable.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

    Not applicable.

13. If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es):

     (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]   Yes  [X]    No

     If Yes, for each UIT state:
        Name(s):

        File No.:  811-_____

        Business address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [X] Yes   [  ] No

        If Yes, state the date on which the board vote took place: December 14, 1982

        If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [  ] Yes  [X]  No

        If Yes, state the date on which the shareholder vote took place:

        If No, explain:

        Shareholder approval was not required under the fund's charter.

II.  DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes  [  ]   No

     (a) If Yes, list the date(s) on which the fund made those distributions: January 2, 1984

     (b) Were the distributions made on the basis of net assets?

        [X] Yes   [  ] No

     (c) Were the distributions made PRO RATA based on share ownership?

        [X] Yes   [  ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) LIQUIDATIONS ONLY:
        Were any distributions to shareholders made in kind?

        [  ] Yes       [X]  No

        If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  CLOSED-END FUNDS ONLY:
     Has the fund issued senior securities?

     [  ]  Yes  [  ]   No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed ALL of its assets to the fund's shareholders?

     [X]  Yes  [  ]   No

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [  ] Yes     [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed?
     (SEE QUESTION 18 ABOVE)

     [  ]         Yes  [X]    No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in
     securities?
        [  ] Yes       [  ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is as face-amount certificate company) or any other liabilities?

     [  ]    Yes            [X]    No

     If Yes,

     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR
     DEREGISTRATION

22.  (a)     List the expenses incurred in connection with the
     Merger or Liquidation:

        (i)  Legal expenses:  None, to the best of our knowledge

        (ii) Accounting expenses: None, to the best of our knowledge

        (iii)          Other expenses (list and identify
     separately):  None, to the best of our knowledge

        (iv) Total expenses (sum of lines (i)-(iii) above): None, to the best of our knowledge

     (b)     How were those expenses allocated:  Not applicable

     (c)     Who paid those expenses?  Not applicable

     (d) How did the fund pay for unamortized expenses (if any)? They were deducted from liquidation proceeds paid to the fund's manager, which was the sole investor on the liquidation date.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

    [  ] Yes  [X]   No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed.

V.   CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

     [  ]     Yes   [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [  ]     Yes   [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a) State the name of the fund surviving the Merger:

     (b) State the Investment Company Act file number of the fund surviving the Merger:
         811-_______

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed

     (d) If the merger or reorganization agreement has NOT been filed with the
         Commission, provide a copy of the agreement as an exhibit to this form.

                          VERIFICATION

    The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Putnam Advisory
                                                 (Name of Fund)

International Trust , (ii) he or she is the            Clerk
of Putnam Advisory International
                              (Title)            (Name of Fund)

Trust, and (iii) all by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge,

information and belief.

                                   (Signature)

                                   /s/ John R. Verani
                                   __________________________________
                                   John R. Verani